SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

magicJack VocalTec Ltd.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

M97601120
(CUSIP Number)

Richard M. Firestone
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004
202-942-5000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M97601120                                       SCHEDULE 13D (Amendment No. 2)

1	NAME OF REPORTING PERSON Daniel Borislow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,447,188
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,447,188
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES 2,608,552
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.36%
14	TYPE OF REPORTING PERSON IN

** Includes 130,802 shares held by the spouse of the Reporting Person and 2,400 shares held in a trust, directed by the Reporting Person’s spouse for the benefit of The Reporting Person’s children.  The Reporting Person disclaims beneficial ownership of these 133,202 shares.

CUSIP No. M97601120                                       SCHEDULE 13D (Amendment No. 2)

This Amendment No. 2 to the Statement on Schedule 13D is filed by Daniel Borislow with respect to the ordinary shares, no par value per share (“Ordinary Shares”), of magicJack VocalTec Ltd., an Israeli company (the “Company”), and amends the Statement on Schedule 13D originally filed by the Reporting Person on July 27, 2010 and amended by Amendment No. 1 on February 16, 2011.

Item 2.  Identity and Background.

Item 2 (a) - (c) is hereby amended as follows:

(a) - (c)  This Statement is being filed by Daniel Borislow (the “Reporting Person”).  The Reporting Person is a Director, and the President and Chief Executive Officer, of the Company.  The business address of  the Reporting Person is magicJack VocalTec Ltd., 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel 42504.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented by adding the following:

On September 22, 2011, September 30, 2011 and October 7, 2011, the Reporting Person sold 2,500 Ordinary Shares, 385,542 Ordinary Shares and 50,000 Ordinary Shares, respectively, in three privately-negotiated transactions.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

(a)  The Reporting Person may be deemed to beneficially own an aggregate of 2,608,552 Ordinary Shares, or 23.36% of the outstanding Ordinary Shares.

(b)  The Reporting Person has the sole power to vote or to direct the vote of and to dispose or direct the disposition of 2,447,188 of the Ordinary Shares he may be deemed to beneficially own as reported herein.

(c)  Except as described above in Item 4, the Reporting Person has not effected any transaction in the Ordinary Shares during the sixty days preceding the filing of this amendment to Schedule 13D.  The average price per share in the transactions described in Item 4 was $20.66 per share.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No. M97601120                                       SCHEDULE 13D (Amendment No. 2)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 11, 2011

/s/ Daniel Borislow (Signature) Daniel Borislow (Name)